Contact

www.linkedin.com/in/miguelmas
(LinkedIn)
www.fixando.pt (Other)
www.imovendo.pt (Other)
www.flipai.pt (Other)

Top Skills

Engineering

Product Development

Team Leadership

Miguel Mascarenhas

Serial internet entrepreneur
Lisbon, Lisbon, Portugal

Summary

Building businesses within the Internet industry since 2000.

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Experience

Fixando
Co-Founder
April 2016 - Present (8 years 1 month)

imovendo
Co-Founder
August 2019 - Present (4 years 9 months)

Fixe.com (Miguel Mascarenhas, Unip. Lda)
Owner
February 2003 - Present (21 years 3 months)

Internet

Tradus
General Manager
December 2017 - December 2021 (4 years 1 month)
Amsterdam, North Holland, Netherlands

OLX Group
3 years 9 months

General Manager
November 2016 - December 2017 (1 year 2 months)

Domozo - the smart way to sell your house

CTO Global Verticals
July 2015 - November 2016 (1 year 5 months)

CTO Global Classifieds
April 2014 - July 2015 (1 year 4 months)

OLX - FixeAds
CEO and Founder
April 2007 - March 2014 (7 years)

Launch of several internet classifieds businesses (classifieds, marketplace and CRM tools): Standvirtual, Imovirtual, Coisas, OLX Portugal, OLX Angola & OLX Mozambique

Jornal Ocasião
Webmaster
October 2000 - September 2005 (5 years)

new business development, online classified ads insertion optimization and quality improvement, international classified insertion form (ICMA), microsites, programming

Inoveno
Webmaster
July 2003 - February 2005 (1 year 8 months)

Mobile content development and management

2020 Multimedia
Webmaster
April 2002 - July 2003 (1 year 4 months)

Mobile content development

Lotes-Online / Miauger
Business Development / Webmaster
April 2000 - February 2001 (11 months)

Fastest growing Portuguese internet auction site, which was sold in October 2000 to Sonaecom group and renamed to miau.pt

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Education

Universidade Católica Portuguesa
Licenciado, Business Administration and Management,
General · (2001 - 2008)

University of St.Gallen
Business, economics, business law · (2000 - 2001)

Escola Alemã de Lisboa

· (1987 - 2000)